Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the rights of the common units of fractional undivided beneficial interest (the “Shares”) of Grayscale Digital Large Cap Fund LLC (the “Fund”), which is the only class of securities of the Fund that is registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The description is intended as a summary, and is qualified in its entirety by reference to the Third Amended and Restated Limited Liability Company Agreement, copies of which have been filed as exhibits to this annual report on Form 10-K.

General

The Fund operates pursuant to the Third Amended and Restated Limited Liability Company Agreement, as may be amended from time to time (the “LLC Agreement”). The Fund is authorized under the LLC Agreement to create and issue an unlimited number of Shares. Shares will be issued only in Baskets (a Basket equals a block of 10,000 Shares) in connection with creations. The Shares represent units of fractional, undivided beneficial interest in and ownership of the Fund and have no par value. The Shares are listed on NYSE Arca under the ticker symbol “GDLC.”

Description of Limited Rights

The Shares do not represent a traditional investment and should not be viewed as similar to “shares” of a corporation operating a business enterprise with management and a board of directors. A shareholder will not have the statutory rights normally associated with the ownership of shares of a corporation. Each Share is transferable, is fully paid and non-assessable and entitles the holder to vote on the limited matters upon which shareholders may vote under the LLC Agreement. For example, shareholders do not have the right to remove the Manager. The Shares do not entitle their holders to any conversion or pre-emptive rights or, except as discussed below, any redemption rights or rights to distributions.

Voting and Approvals

The shareholders take no part in the management or control of the Fund. Under the LLC Agreement, shareholders have limited voting rights. For example, in the event that the Manager withdraws, a majority of the shareholders may elect and appoint a successor manager to carry out the affairs of the Fund. In addition, no amendments to the LLC Agreement that materially adversely affect the interests of shareholders may be made without the vote of at least a majority (over 50%) of the Shares (not including any Shares held by the Manager or its affiliates). However, the Manager may make any other amendments to the LLC Agreement in its sole discretion without shareholder consent, provided that the Manager provides 20 days’ notice of any such amendment.

Distributions

Pursuant to the terms of the LLC Agreement, the Fund may make distributions on the Shares in-cash or in-kind, including in such form as is necessary or permissible for the Fund to facilitate its shareholders’ access to any Forked Assets.

In addition, if the Fund is wound up, liquidated and dissolved, the Manager will distribute to the shareholders any amounts of the cash proceeds of the liquidation of the Fund’s assets remaining after the satisfaction of all outstanding liabilities of the Fund and the establishment of reserves for applicable taxes, other governmental charges and contingent or future liabilities as the Manager will determine. See “—Description of the LLC Agreement—Termination of the Fund.” Shareholders of record on the record date fixed by the Transfer Agent for a distribution will be entitled to receive their pro rata portions of any distribution.

Book-Entry Form

Shares are held primarily in book-entry form by the Transfer Agent. The Manager or its delegate will direct the Transfer Agent to credit or debit, as applicable, the number of Baskets to the applicable Authorized Participant. The Transfer Agent will issue or cancel Baskets, as applicable. Transfers will be made in accordance with standard securities industry practice. The Manager may cause the Fund to issue Shares in certificated form in limited circumstances in its sole discretion.

Share Splits

In its discretion, the Manager may direct the Transfer Agent to declare a share split or consolidation in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Basket. For example, if the Manager believes that the per Share price in the secondary market for Shares has risen or fallen outside a desirable trading price range, it may declare such a share split or consolidation.